Mail Stop 3561
      							July 13, 2005

Via U.S. Mail and Fax (417-883-2723)
Mr. John M. Gott
Chief Executive Officer and Chief Financial Officer
SLS International, Inc.
1650 W. Jackson Street
Ozark, Missouri 65721

	Re:	SLS International, Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed March 28, 2005

		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 1-31323

Dear Mr. Gott:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for Fiscal Year Ended December 31, 2004

Item 8A.  Controls and Procedures, page 25

1. We note your disclosure that "[t]here have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to December 31, 2004." (emphasis added). Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us in your response letter that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 and the quarter ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

Note 7 - Acquisitions, page F-13

2. Explain to us the primary reasons for your acquisition of Evenstar, Inc. Addressing EITF 98-3, tell us in detail how you concluded that was appropriate to account for the acquisition of Evenstar, Inc as the acquisition of a business rather than the acquisition of an asset. If you acquired a business, tell us why you paid $1.1 million to acquire Evenstar and at the same time determined that the goodwill was impaired. Tell us how you determined the $12,498 value assigned to the patents.

3. We note that you paid $1,161,000 to acquire Evenstar, Inc. If it is determined that the acquisition of Evenstar should be accounted for as a business combination under SAFS 141, it appears that you should file a Form 8-K to include the financial statements of Evenstar and the pro forma financial statements giving effect to the acquisition, as required by Items 310 (c) and (d) of Regulation S-B, respectively. Revise or advise providing supporting calculations.

Note 8 - Stockholders` Equity, page F-14

4. We note your disclosure on page F-19 regarding your endorsement agreement with Sting. Addressing the relevant accounting literature, tell us how you accounted for this agreement and why you are using an accelerated method to recognize the expense.


Note 13 - Subsequent Events, page F-27

5. We note that you intend to make a rescission offer to all warrants holders who exercised warrants during the period from May 1, 2002 through May 10, 2004. We also note that you would be required to pay
$1,340,700 plus interest to the warrants holders. Since the exercise of the rescission offer by the warrant holders is not within your control, it appears that classification of this amount as permanent equity is not appropriate until the rescission offer expires. Revise or advise. Also, tell us what you mean by "which amount would be reduced to the extent of the proceeds from any sales of the underlying common stock by the former warrant holders".

Form 10-Q for the Quarter Ended March 31, 2005

Item 2.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations.  Financial Condition, page 12

6. You indicate that the report of your accountants contains an explanatory paragraph indicating that the noted factors raise doubt about your ability to continue as a going concern. However, we note that the accountant`s report included in the December 31, 2004 Form
10-K does not include an explanatory paragraph indicating substantial doubt about your ability to continue as a going concern. Please advise or revise.








*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Dave Walz, Staff Accountant, at (202) 551-
3358
or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-
3835
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,


								Larry Spirgel
								Assistant Director
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Mr. John M. Gott
SLS International, Inc.
July 13, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE